ANNUAL REPORT

                      HOSOI GARDEN MORTUARY, INC.


                        DESCRIPTION OF BUSINESS

         Hosoi Garden Mortuary, Inc. (the "Company") was incorporated in 1957 under the laws of the State of Hawaii as the successor to a business founded in 1900. Professional funeral services are the principal services rendered by the Company. The Company is engaged in the funeral and mortuary business, including the sale of pre-need funeral services contracts. During the fiscal years ended May 31, 2000 and 1999, funeral services accounted for
78.9% and 74.4%, respectively, of revenues.   The Company owns  50%
of Garden Life Plan, Ltd. ("Garden Life") which sells pre-need funeral service contracts for which the Company acts as the sole servicing mortuary.

         The Company operates a mortuary business in Honolulu, Hawaii. The Company offers funeral services to all persons in Hawaii. Although the Company, historically, has served principally persons of Japanese ancestry who follow a particular and special order of worship in accordance with their religious beliefs, the Company continues to develop markets involving other ethnic groups and religious beliefs. In addition to handling funeral services for residents of Honolulu, the Company conducts services for residents of other counties in Hawaii and prepares remains for shipment to or receives them from other counties in Hawaii, other states in the United States and foreign countries.

         On July 7, 1998, the Company entered into an agreement with Woolsey Funeral & Cemetery Services, Inc. to form Woolsey-Hosoi Mortuary Services, LLC, a limited liability company under the laws of the State of Hawaii. It is expected that the LLC will conduct funeral services to persons other than those of Japanese ancestry. Funeral services arranged by the LLC will generally be conducted at churches and other locations other than on the Company's premises.

         Thirty-three (33) persons were employed by the Company for the fiscal year ended May 31, 2000. Seventeen (17) persons were employed full-time and sixteen (16) persons were employed part-time.


                   DIRECTORS AND EXECUTIVE OFFICERS

         The Company has a total of nine (9) directors constituting the entire Board of Directors, divided into three (3) classes of three (3) directors each. The Company's Articles of Association provide for each class of directors to be elected for three-year terms on a staggered basis.


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         Directors hold office for the duration of their terms and
thereafter until their successors are elected. The executive officers serve at the pleasure of the Board of Directors. The names, positions and offices, terms of office, and business experience of the directors and executive officers of the Company uring the past five years are set forth below. See the table on pages 8 and 9 of the Proxy Statement for more information about the directors and executive officers of the Company.

DIRECTORS WHOSE TERMS EXPIRE IN 2001

         Clifford Hosoi has been a director of the Company since 1989. He was a vice president from 1989 until his appointment as president and chief executive officer of the Company as of January 1, 1994. He has been a licensed embalmer since 1979. He has been a Funeral Director for the Company since 1985. He serves as a director of Garden Life Plan, Ltd. He is the son of Sadako Hosoi, director, and a brother of Julie S. Shimonishi, director, and Anne T. Tamori, director and vice-president of the Company.

         Rene Mansho is an elected member of the City Council of the City and County of Honolulu and has served on the City Council since 1988. She has been a director of the Company since 1993. She presently serves as chairperson of the Board of Directors and was elected to that position in 1994. She has been a school teacher, Vice-Principal and Administrator with the Department of Education of the State of Hawaii between 1971 through 1988. Other organizations with which she is involved include the Hawaii State Association of Counties, the Mililani Hongwanji, Mililani YMCA, Honolulu Japanese Chamber of Commerce, Goodwill Industries, Great Aloha Run, Salvation Army, Wahiawa Lions, Muscular Dystrophy Association of Hawaii.

         Ricky C. Manayan is currently a Manager - Prepaid Card Programs with GTE Hawaiian Tel. He has been a director of the Company since 1995. His other business affiliations include Rick Manayan & Associates. He is President of East-West Real Estate Co., Inc., Ricky Manayan Associates and Transpacific Empire, Inc.

DIRECTORS WHOSE TERMS EXPIRE IN 2002

         Sadako Hosoi is the widow of Herman S. Hosoi, founder of the Company. She has been a director of the Company since 1957 and is the Chairperson of the Board Emeritus. In the past, she has served as chairperson of the Company and treasurer. She serves as a director of Garden Life Plan, Ltd. She is the mother of Julie S. Shimonishi, director, Clifford Hosoi, director and president of the Company, and Anne T. Tamori, director and vice president of the Company.

         Berton T. Kato is an attorney licensed in the State of Hawaii and has his own law practice. He also serves as a director of Garden Life Plan, Ltd.


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         Anne T. Tamori has been employed by the Company since
1978. She has been a vice president and director of the Company since 1994. She has served as an associate secretary of the Company. She is a daughter of Sadako Hosoi, director, and a sister of Clifford Hosoi, director and president of the Company, and Julie S. Shimonishi, director.

DIRECTORS WHOSE TERMS EXPIRE IN 2003

         Julie S. Shimonishi is a school teacher and has been employed by the Department of Education, State of Hawaii, since 1970. She has been a director since 1979. She is a daughter of Sadako Hosoi, director, and a sister of Clifford Hosoi, director and president of the Company, and Anne T. Tamori, director and vice-president of the Company.

         Robert Kuwahara is a Certified Public Accountant and has his own CPA practice. He has been a director of the Company since 1995. He is actively involved in human services organizations such as the YMCA.

         Glenn Sutetsugu is a real estate appraiser who is also engaged in real property sales and management.

OTHER EXECUTIVE OFFICERS ARE AS FOLLOWS:

         David Fujishige has been employed by the Company since 1989. He has been a funeral director since 1991. He has been a vice president of the Company since 1994. Prior to joining the Company, he was a food production supervisor at Rehabilitation Hospital of the Pacific.

         Keith Numazu has been employed by the Company since 1992. He has been treasurer of the Company since 1994. He has been an assistant bookkeeper and programmer since 1992. Prior to joining the Company, he was a systems operator/analyst for Consolidated Amusement, Inc. and a senior systems analyst/programmer for Holmes and Narver, Inc. and Raytheon Services Nevada.

         Elaine Nakamura has been employed by the Company since
1963.  She is the secretary of the Company.


        MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

         The common shares of the Company are neither traded nor listed on an exchange and has no established public trading market. During the fiscal year ended May 31, 2000, the Company redeemed
15,255 shares at a redemption price of $4.25.


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         There were 1,598 record holders of common stock as of May
31, 2000.

         A cash dividend has been declared and paid once a year since 1969. The dividend for the year ended May 31, 2000, which was declared on October 19, 2000, was $.045 per share. Dividends for the year ended May 31, 2000 are payable to shareholders in January 2001. The dividend for the year ended May 31, 1999, which was declared on October 21, 1999, was $.06 per share.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS

The following table sets forth items from Hosoi Garden Mortuary, Inc.'s statement of income as percentages of net revenues:


                                                 YEARS ENDED MAY 31,
                                                           1999 (As
                                                 2000      restated)


Total revenues. . . .  . . . . . . . . . . . . . 100.0%    100.0%
Cost of sales and services . . . . . . . . . . .  71.2      74.7
     Gross profit. . . . . . . . . . . . . . . .  28.8      25.3
Selling, general and administrative. . . . . . .  27.7      24.0
     Operating income. . . . . . . . . . . . . .   1.1       1.3
Other income (expenses). . . . . . . . . . . . .   6.9       6.4
Income before income taxes . . . . . . . . . . .   8.0       7.7
Provision for income taxes . . . . . . . . . . .   2.3       3.3
Income before equity in earnings
  of Garden Life Plan, Ltd. (GLP). . . . . . . . . 5.7       4.4
Equity in earnings of GLP, net . . . . . . . . . . -         -
     Net income. . . . . . . . . . . . . . . . . . 5.7%      4.4%



RESULTS OF OPERATIONS

TOTAL REVENUES

The Company's revenues decreased by $21,690 in 2000 over 1999.
The decrease of 0.8% is principally attributable to an increase in the number of pre-need services in 2000 over 1999. Pre-need services, which generate a lower average price, increased from 410 in 1999 to 451 in 2000 which is an increase of 10%. The decrease in total revenues resulting from the increase in pre-need services in 2000 was partially offset by an increase in revenues from at-need services and additional merchandise sales to pre-need customers.

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The Company expects increases in the number of pre-need
services from the current level of 40% of total services to approximately 45% to 50% of total services within the next five years. The Company expects to mitigate the reduction in revenues from this expected increase in pre-need services by a combination of marketing additional merchandise sales to its pre-need customers, providing cremation services on its premises and marketing its at-need services to ethnic groups which currently comprise a minor part of its at-need services revenues.

The continued affiliation with Woolsey Funeral & Cemetery Services, Inc., described in ITEM 1. DESCRIPTION OF BUSINESS, is a revenue source from a segment of the community which was not served by the Company. This affiliation with Woolsey is expected to provide an additional revenue source from an ethnic group (Polynesian) which currently contributes only a minor part of the Company's revenues.

The Company's operating expenses in 2000 increased as a percentage of revenues due to an increase in professional services, salaries and wages, and educational expenses, which was partially offset by a decrease in lease rent and real property tax expenses. The Company's operating expenses is expected to increase as a result of the Company's continued plans for the upgrade of its personnel and facilities as follows:

     1. Upgrade and train professional staff to meet the current market demands and the changing nature of customer preferences. The current trend indicates that families are having smaller services with lower priced merchandise.

     2. Upgrade the facilities to provide the capacity to provide multi-cultural services and service the expected increase in pre-need services.

     3. Explore the establishment of a pre-need authority, or consider the purchase of the interest of its 50% shareholder in Garden Life Plan, Ltd. or extend the service agreement with Garden Life Plan, Ltd. beyond its expiration in 2001.

     4.  Construction of an on-site crematory.

Operating results for fiscal 2001 will be adversely affected if revenues do not increase in relation to the increase in costs. The increase in the number of pre-need services expected in relation to at-need services will limit the growth of total revenues. The upgrade of the Company's personnel and facilities is expected to mitigate the effects of the increase in pre-need plan services. Also if the economic recovery, which Hawaii is experiencing, can be sustained overall revenues is expected to increase as a result.

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GROSS PROFIT

Gross profit increased to 28.8% of revenue in 2000 from 25.3% in 1999. The 3.5% increase in gross profit in attributable to a decrease in the lease rent and real property taxes.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to 27.7% in 2000 from 24.0% in 1999. The increase is attributable to increases in professional services, advertising and promotions, salaries and wages, and educational expenses.

It is expected that advertising and professional services expenses will increase in the short term as the Company attempts to attract customers from ethic groups not currently served and seeks legal and accounting services relating to issues concerning expansion of its facilities and whether to continue its relationship with Garden Life Plan, Ltd. or establish its own pre-need authority. It is the Company's goal to manage operating expenses, overtime, relative to its revenues and gross margin.


EQUITY IN EARNINGS OF GARDEN LIFE PLAN, LTD.

The financial audit of Garden Life Plan, Ltd. (GLP) for its year ended May 31, 2000 was not completed by the filing deadline for Hosoi Garden Mortuary, Inc.'s (HGM) Form 10-KSB. In addition, HGM's audited financial statements for its year ended May 31, 1999 is in the process of being recalled because of the resignation of GLP's auditors before the completion of the audit of GLP's financial for its year ended May 31, 1999.The resignation of the auditors resulted principally because of a disagreement over the accounting for the recognition of revenues on the financial statements of GLP.

A successor auditor has been retained by GLP for the audit of its financial statements for the year ended May 31, 2000 and the completion of the audit for its year ended May 31, 1999. It is expected that the successor auditor will be able to resolve the issues with respect to the accounting for the recognition of revenues in GLP's financial statements for its years ended on May 31, 2000 and 1999.

After the completion of the audit of GLP's financial statements, HGM's financial statements for 1999 will be restated and an amended Form 10-KSB will be filed for the year ended May 31, 1999. After the completion of the audit of GLP's financial statements for the year ended May 31, 2000, HGM's Form 10-KSB will be refiled with the required financial statements.

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INCOME TAXES

The Company's effective income tax rate was 29.0% of pre-tax income in 2000 and 43.3% in 1999.


LIQUIDITY AND CAPITAL RESOURCES

Total working capital remained relative unchanged at $1,954,140 at May 31, 2000 and at $1,950,513 at May 31, 1999.
Working capital ratio was 5.5:1 at May 31, 2000 and 6.0:1 at May 31, 1999.

SECURITIES AVAILABLE-FOR-SALE increased to $891,482 in 2000 from $847,718 in 1999 as a result of earnings on the investment.

SECURITIES HELD-TO-MATURITY decreased to $876,950 in 2000 from $888,931 in 1999 as a result of maturing U.S. Treasury bills which were not reinvested.

At the end of 2000, the Company did not have any long-term debt. The Company expects that cash flows from operations, its cash reserves and earnings on its investments will be adequate to meet the Company's cash requirements in the foreseeable future.

Dividends paid were $101,024 and $173,488 in 2000 and 1999, respectively, which was $.06 and $.10 per share in 2000 and 1999, respectively.

Cash outflows for the acquisition of the Company's shares were $64,834 in 2000 and $296,407 in 1999. The Company expects that future acquisitions will be in the range of $100,000 to $200,000 per year.


YEAR 2000

The following summarizes the Company's Year 2000 disclosure statement pursuant to the Year 2000 Readiness and Disclosure Act.

STATE OF READINESS

The Company did not have a formal Year 2000 readiness program, however, the Company's Treasurer has been assigned the task of the assessment of the Company's exposure to the Y2K problem, the implementation of any required remediation and the testing and validation of its remediation efforts.

The Company's Year 2000 project focused on two areas: (1) information technology (IT) systems, such as application software and PC's; and (2) suppliers.

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The Company identified application software and PC's which
needed to be replaced and have upgraded its PC systems and have replaced application software which were not Year 2000 compliant.

As expected the Company remediation, validation and testing efforts were completed by the end of 1999.


RISK/CONTINGENCY PLANS

Prior to the Year 2000 date change, the Company believed that the most likely worst-case scenarios would have involved the interruption of crucial suppliers as a result of infrastructure failures or third party vendor failures. To date, no such interruptions or failures have occurred. The Company currently believes that the likelihood of the occurrence of such events due to the Year 2000 date change is low.


COST

Total cost of the Year 2000 readiness program were not material to the Company's financial condition or results of operations. Cost associated with the Company's efforts around Year 2000 issues were expensed as incurred, unless they related to the purchase of hardware and software, in which case they were capitalized.


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